

October 3, 2012

<u>By E-Mail</u>

William Aaronson, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

>   **Re: Wynn Resorts, Limited**
>   **Response Letter dated September 28, 2012**
>   **Soliciting Material filed under Rule 14a-12 by Kazuo Okada et al.**
>   **Filed on September 17, 2012**
>   **File No. 0-50028**

Dear Mr. Aaronson:

We have reviewed your response letter and have the following comment.

After reviewing any amendments to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Soliciting Material filed under Rule 14a-12</u>

1. We note your response to comment one in our letter dated September 19, 2012. Further, we note your representation that in future filings, the Universal Group will state that if the redemption is determined to be valid, the Universal Group would not own any shares of Common Stock and would terminate its solicitation. In Universal Group's next filing, please also revise:

    - to clarify that the board redeemed all of the shares of the Universal Group and that the Universal Group is challenging the Board's actions;
    - to update the disclosure about the pending litigation with Wynn Resorts and describe the results of the court hearing on October 2, 2012 regarding the redemption; and
    - to clarify that only stockholders may nominate directors and that the Universal Group's ability to nominate and the validity of the notice to nominate are dependent on the Universal Group being a stockholder of Wynn Resorts.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions